UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41769

Foremost Lithium Resources & Technology Ltd.
(Translation of registrant's name into English)

750 West Pender Street, Suite 250
Vancouver, BC, V6C 2T7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Condensed Interim Consolidated Financial Statements for the three months ended June 30, 2024
99.2	Management Discussion and Analysis for the three months ended June 30, 2024
99.3	Form 52-109F2 Certification of Interim Filings by CEO
99.4	Form 52-109F2 Certification of Interim Filings by CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foremost Lithium Resources & Technology Ltd.
(Registrant)

Date: August 13, 2024	/s/ Jason Barnard
Jason Barnard
President and Chief Executive Officer